July 26, 2024

Junjie Zhang
Chief Executive Officer
Chagee Holdings Limited
Tower B, Hongqiao Lianhe Building
No. 99 Kaihong Road
Changning District, Shanghai
People   s Republic of China, 200051

       Re: Chagee Holdings Limited
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted July 11, 2024
           CIK No. 0002013649
Dear Junjie Zhang:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 1, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted July 11, 2024
Risk Factors
Risks Relating to the ADSs and This Offering
As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country..., page 63

1. Revised disclosure in the Management section beginning at page 143 indicates that you intend to rely on certain exemptions from Nasdaq listing requirements at the time this offering is consummated, including the requirement that you have a majority independent board of directors. Please revise this risk factor and elsewhere as appropriate, including
 July 26, 2024
Page 2

       the cover page and prospectus summary, to reflect that you intend to rely on such exemptions. Clarify whether you are relying on any exemptions from requirements related to board committee composition, and if so, disclose this as well.
General

2. We note the changes you have made to your disclosure appearing on the cover page, prospectus summary, and risk factor sections relating to legal and operational risks associated with operating in China and PRC regulations. As examples only, you have removed the statement that rules and regulations in China can change "quickly with little advance notice," that the Chinese government may intervene or influence your operations
       "at any time," that there are "uncertainties" with the Chinese legal and regulatory system, and that funds in the PRC may not be available due to "interventions in or the imposition of restrictions and limitations...by the PRC government..." It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was submitted June 3, 2024 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based
       Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal
       securities rules, the term    control    (including the terms
controlling,       controlled by,    and
          under common control with   ) as defined in Securities Act Rule 405
means    the
       possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities,
       by contract, or otherwise.    The Sample Letters also sought specific
disclosures relating to
       uncertainties regarding the enforcement of laws and that the rules and regulations in
       China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risks. Please restore your disclosures in these areas to the disclosures as they existed in the draft registration statement as of June 3, 2024.
       Please contact Stephen Kim at 202-551-3291 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact
Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Li He